SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 31, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Earnings Release

TIM Participações S.A.

TIMP3 NOVO MERCADO BM&FBOVESPA

TIM

Você, sem fronteiras.



2nd QTR 2012

Blue Man Group

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the Second Quarter 2012

BOVESPA[1]
(lot = 1 share)
TIMP3: R$ 9.07

NYSE[1]
(1 ADR = 5 ON shares)
TSU: US$22.33

***(1)** closing prices of July 30th, 2012*

Rio de Janeiro, July 30th, 2012 – TIM Participações S.A. (BOVESPA: TIMP3; and NYSE: TSU), the company which controls directly TIM Celular S.A. and Intelig Telecomunicações Ltda., and indirectly TIM Fiber SP Ltda and TIM Fiber RJ S.A., announces its results for the second quarter of 2012. TIM Participações S.A. ("TIM Participações" or "TIM") provides telecommunication services with a nationwide presence in Brazil.

The following financial and operating consolidated information, except where otherwise indicated, is presented according to IFRS *(International Financial Reporting Standards)* and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the second quarter of 2011 (2Q11) and first quarter of 2012 (1Q12), except when otherwise indicated.

2Q12 Highlights: Business Fundamentals Remains Solid

- **Quarter performance was impacted by** 1H12 macroeconomic slowdown, MTR cut (-R$40mln/month in revenues and -$16mln/month in EBITDA) and competitive environment;
- **#1 position in pre-paid.** The fastest growing company with +24%YoY and **Leading for 8 consecutive quarters** the customer base growth. **Leadership conquered** in São Paulo city;
- **Efficient growth:** Subscriber acquisition cost drop 26% YoY (SAC), to R$26 while bad debt stood at 0.92% of total gross revenues;
- **Net revenue growth** came at 7% YoY to R$4,547mln (or 10% adjusted by MTR cut), with **gross data revenues** growing 40% YoY;



Net Revenues
4,668
121
+ 10%
+ 7%
4,252
4,547
2Q11
2Q12
Reported Revenue
MTR Impact



Gross Data Revenues
+40%
734
1,031
2Q11
2Q12
Reported Revenue

- **EBITDA growth** reached 6% YoY to R$1,214mln (or 10% adjusted by MTR cut). EBITDA margin was 26.7% (flat YoY) while EBITDA margin on service came at 32.2%;
- **Total investments (CAPEX)** reached R$1,057mln (+46% above 2Q11), being 96% to infrastructure;
- **TIM Fiber roll-out accelerating:** 2,057 buildings connected and

2Q12 Conference Call

Conference Call in Portuguese:
July 31st, 2012, at:
10:00 AM Brasilia time
09:00 AM US EST

Conference Call in English:
July 31st, 2012, at:
13:00 PM Brasilia time
12:00 PM US EST

For further information, please access the Company's website:
www.tim.com.br/ir

Investor Relations Contacts
ri@timbrasil.com.br
(+55 21) 4109-3360 / 4109-4017 / 4109-3751 / 4109-3446

Avenida das Américas, 3434
Bloco 1, 6th Floor – Barra da Tijuca
Rio de Janeiro, RJ - Brazil
Zip Code 22640-102
Fax: +55 21 4109-3990

more than 5,700 building already authorized to connect.

Message from Management

Macro scenario in the first half of 2012 and MTR cut affected our performance in the second quarter. Economy growth in the first half of the year had a strong deceleration when compared to the last 12 months, reflecting also an external economic scenario. Yearly GDP growth estimated for 2Q12 is 0.7%, versus 3.3% in the same period of 2011. On top, competitive scenario in the short term had also intensified. However, we are confident that our guidance of >10% growth for Revenues and EBITDA for the full year remains unchanged.

Mobile Growth: Data in a Solid Growth
Data business continues to show encouraging performance, with an annual growth of 40% versus 2Q11, and representing 18.7% of mobile gross services revenues. Smartphones already accounts for 35.2% over total base.

In this quarter, TIM consolidated its leadership position on the pre-paid segment, with market share of 28.1%. As for total customer base, growth was 24.0% year-over-year and above market average of 17.8%. Although growth remained solid, we maintained our rational approach in the market, highlighted by subscriber acquisition cost (SAC) that has reduced 26% year-over-year to R$25.5 per gross addition.

Fixed-to-Mobile Substitution
We strong believe that having more than 93% of our gross revenues relying on mobile business is a great competitive advantage and it represents less exposure to cannibalization effect on fixed revenues following an aggressive approach on the mobile business. TIM will continue pushing on fixed-to-mobile substitution secular trend to support our growth.

Recent Events: Anatel Decision
On July 18th, Anatel decided to ban our sales of new lines in 18 states and in the Federal District alleging network quality issues. The decision was received with great surprise and considered as an extreme act, especially when looking to Anatel's long-standing quality indicators that contrasts with its recent decision. TIM has conducted a detailed network plan that was presented to Anatel and we expect that our sales might be resume soon, avoiding material impact in our overall business.

TIM Fiber Update: Business Ready to Go
Live TIM, the brand name for TIM Fiber ultra broadband service, has accelerated its roll-out and reached more than 2,000 buildings connected, out of 5,700 buildings already authorized to be connected. In September, Live TIM will enter in a more aggressive commercial launch.

Business Outlook

- As macro-economic environment is expected to improve in the second half of the year, likewise, our performance should also be positively impacted in the second semester;
- TIM community expansion will continue to be one of our top priorities. Our innovative and cost rational approach, together with a distinctive offer will support our customer base and profitability growth;
- Internet for all is also another strategic pillar for our business. Fiber-to-the-site project, incremental Node B elements (3G capacity) and Wi-Fi hot spot roll-out are practical examples of how we are strengthening the infrastructure for data usage.
- We will keep the forecast investment for of R$ 3 billion for 2012, with focus on network infrastructure. We believe that the network plan submitted to Anatel will benefit in quality of caring and capacity

The Management

Market Performance

Brazilian Market Overview

Brazilian mobile market reached 256.1 million lines by the end of 2Q12, representing a yearly growth of 17.8% (vs. 17.4% in 2Q11 and 19.2% in 1Q12) and a penetration rate of 130.4%, from 111.6% in 2Q11. The mobile market growth has been supported by: i) stimulus of both local and long distance on-net calls (which creates multiple SIM-Card effect in the prepaid segment), and ii) growing demand for data services, especially in smart/webphones and machine-to-machine (points of sale).

Brazilian Mobile Market
(Million of lines)


Postpaid
Prepaid
% Penetration
YoY%
95.9
99.0
104.7
108.3
111.6
116.5
123.9
128.0
130.4
185.1
191.5
202.9
210.5
217.3
227.4
242.2
250.8
256.1
32.7
34.2
35.8
37.5
39.4
41.7
44.1
45.6
46.9
152.4
157.3
167.1
173.0
177.9
185.6
198.2
205.2
209.2
17.8%
18.9%
17.6%
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12

Source: Anatel

Market net additions deceleration

Net additions slow pace in 2Q12 due to macro-economic slowdown. Market net additions in 2Q12 totaled 5.3 million, a decrease of 22.4% versus 6.8 million registered in the same period last year, mostly explained by a worse macro-economic environment (i.e.: higher indebtedness and lower GDP growth), and impacting tablets, mobile phones and mobile services sales.

Breaking down the market into prepaid and postpaid segments, the first reached 209.2 million users (+17.6% YoY), and accounts for 81.7% of total Brazilian market. As for the postpaid segment, total users reached 46.9 million, or 18.9% increase versus June 2011.

TIM's Performance

TIM led market share of net addition again

Total subscriber base ended second quarter with 68.9 million lines, 24.0% up against 2Q11 representing a market share of 26.9% (vs. 25.5% a year ago). Total net additions in 2Q12 came in at 1.7 million lines with 31.2% of the incremental market share (vs. 39.1% in 2Q11) even with a slowdown following macro scenario and strict churn policy.

TIM Total Net Adds

(Million of lines)


1.8
2.7
3.7
4.9
3.1
1.7
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12

Source: TIM

Strong gross adds

In 2Q12, **TIM achieved the highest volume of gross additions for a second quarter**, reaching 9.8 million new lines and 6.0% up versus 2Q11. Although posting a record in gross addition, growth pace has slowed from a +16.6% YoY, showed in 1Q12.

Churn impacted by our strict policy

Disconnections reached 8.2 million lines in the quarter, with a churn rate of 12.1% (vs. 12.3% in 2Q11). This result reflects our rigid disconnection policy for prepaid segment, which is applied for users without recharge within 180 days and without any traffic within 90 days.

Total Market Share


30.2%
25.3%
24.0%
20.1%
29.6% Vivo
26.9% TIM
24.6% Claro
18.7% Oi
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12

Source: Anatel

Postpaid base grew 24.7% vs. 15.3% in 2Q11

Postpaid customer base reached 10.0 million users, a 24.7% YoY growth vs. +15.3% in 2Q11. In this quarter, **TIM added 348 thousands postpaid clients (vs. 317k in 2Q11**), thanks to Liberty voice plans, which ended the quarter with 76% of postpaid base, and leveraged by data plans for dongles as well. Additionally, it is worth noting **the trailing 12 months net adds on the postpaid that shows a continuous evolution even** without subsidies nor loyalty penalties.

In this quarter we continued to launch innovative plans such as Liberty Controle. Liberty Controle has been an excellent alternative for prepaid users who wants to increase their usage. As a consequence, the new plan had a good performance during this quarter, positively contributing to the growth on postpaid customer base.

#1 on prepaid

In the prepaid front, total users amounted to 58.9 million, up 23.9% YoY, largely leveraged by the Infinity Pre plan, which reached more than 57 million users (98% of the base in this segment), confirming the position as **the biggest community in Brazil**. TIM continues to lead the market growth in the prepaid segment due to its unique and transparent offer, **reaching the first place in this segment since last May**. Also, company has sequentially added innovative offers and services to its Infinity family (i.e. Infinity Torpedo, Infinity Web Modem and Infinity Mais), thus, remaining the market's best choice for clients.

12 Months Trailling Growth


Prepaid Net Adds
10.0
6.0
5.2
4.2
11.4 TIM
9.1 Vivo
6.3 Claro
4.9 Oi
Jun-11
Jun-12


Postpaid Net Adds
2.9
2.6
1.2
0.1
2.9 Vivo
2.0 TIM
1.4 Oi
1.1 Claro
Jun-11
Jun-12

Source: Anatel

Network & TIM Fiber Update

Network & Quality

Good performance on Anatel's network KPI

Our GSM coverage reached 94.4% of the urban population, serving 3,312 cities. Despite a continuous total traffic increase in this quarter (+26.3% YoY) and a strong swap in process from leased lines to our own backhaul (from TIM Fiber in RJ and SP), TIM had, according to for April figures from Anatel, a strong position in network quality indicators, reaching high scores. Also, after the lines switch conclusion, we will be able to provide even better services, especially on the data side.

Network Quality Indicators


SMP 5: Originated calls completed
100
95
90
85
80
75
70
65
jan/11
abr/11
jul/11
out/11
jan/12
abr/12
SMP 6: Established calls
100
99
98
97
96
95
94
93
jan/11 mar/11 mai/11 jul/11 set/11 nov/11 jan/12 mar/12
SMP 7: Call Drop*
2.5
2.0
1.5
1.0
0.5
-
jan/11 mar/11 mai/11 jul/11 set/11 nov/11 jan/12 mar/12
TIM
Vivo
Claro
Oi
Target

** As for March, 2012, TIM's result in SMP 7 is not available*

Source: Anatel (April 2012)

As for data coverage, TIM provides GPRS technology to 100% of its footprint, being ~91% covered by EDGE technology. The Third Generation Technology **(3G) had its roll-out speeded up with 43 new cities in this quarter. 3G technology is presented now in 555 cities – reaching above 68% of urban population in Brazil**. We expect to continue accelerating the 3G coverage in the coming quarters. As mentioned above, TIM Fiber backhaul swap from leased lines will generate a much better mobile internet experience with our antennas in Rio de Janeiro and São Paulo cities being connected with optical fiber. Also, we have installed more than 75 Wi-Fi hot spot (including 12 airports).

As for network, in order to improve even more the quality indicators showed above and support the growth both in voice and data traffic, TIM continues to invest in equipments to increase network capacity.

Network Capacity

(Units)


2G Capacity
(TRX Elements)
+43.8%
126,479
181,819
2Q11
2Q12
3G Capacity
(NodeB Elements)
+30.9%
5,561
7,280
2Q11
2Q12

Source: Company

TIM Fiber Update

TIM Fiber roll -out speeds-up

In this quarter we have seen an acceleration of TIM Fiber's roll-out. Supporting the mobile business, we have already connected around 70% of our antennas to TIM Fiber's network in RJ and SP, benefits we will see in the coming months.

As for the fixed ultra-broadband service, TIM Fiber has connected 2,057 buildings, out of more than 5,700 authorized.

During the trial period, TIM Fiber has already activated around 1 thousand customers in SP to test connectivity assurance, call center services, billing system, network etc. The full commercial launch will take place in September, and surprisingly more than 63,000 people have queued for Live TIM ultra-broadband services at www.livetim.com.br.

Marketing Performance

Marketing approach in this quarter can be described as follows:

For the consumer segment, and regarding our voice positioning, TIM maintained the focus on Infinity and Liberty platforms (respectively for pre and post-paid), aiming at accelerating fixed-to-mobile substitution while stimulating the community concept.

On the postpaid, TIM launched the new plan **Liberty Controle** that combines the Liberty and Infinity benefits, the freedom and convenience of a postpaid plan, still allowing the customer to control their spending, as a prepaid user.

In this quarter, TIM has made changes in the Liberty plans. The entry plan became the Liberty+50, where besides having unlimited local and long distance calls (using code 41) for any TIM number nationwide, customers have additional 50 minutes for off-net calls.

Own Stores Roll-out

As a strategy for postpaid customer service, TIM will inaugurate new stores in 12 states across Brazil, increasing by more than 50% its own stores. The project aims on bringing more post-paid customers. The channel bet on a new proposal for customer service, focused on interactivity, innovation and quality.

Minimodem New Approach

For data services, TIM renewed its postpaid offers with unlimited modem navigation to encourage mobile data traffic for different usage profiles. The new offer **Liberty Web Modem** is designed to users that stay connected for a long time providing speed cap of 3 GB for R$69.90 per month, including modem, unlocked and without contract loyalty. For clients who use even more data, TIM launched the **Liberty Web Modem Plus** which has a speed cap of 10 GB for R$101 per month.

About Wi-Fi project, TIM closed a partnership with PromonLogicalis, the largest provider of integrated solutions for Information Technology and Communication in Latin America. The project includes the installation of 10,000 Wi-Fi hotspots throughout Brazil (of which 75 are already installed) by the end of 2012 as an alternative to off-load data traffic and improve internet navigation experience.

In this quarter TIM installed Wi-Fi hotspots in a new leisure park of Rio de Janeiro, 'Parque Madureira', and achieved 12 airports with Wi-Fi network, covering 80% of passenger traffic in the country.

Joint effort on Corporate Segment

In the corporate segment, TIM and Intelig united complementary expertise in mobile services and enterprise solutions for fixed telephony and created a new concept: **TIM Intelligence**. This concept will allow the development of tools and complete structures like telephony infrastructure, mobility, applications, cloud services, videoconferencing and Wi-Fi networks, which will provide more security, profit and efficiency for companies.

On the handset side, TIM continues to reinforce the brand positioning of innovative concepts. The company launched the new iPad with Wi-Fi and 3G in the national territory. The device is available on a monthly payment of R$179.90 (iPad Wi-fi and 3G of 16 GB already embedding Liberty Web Tablet - user is charged R$49.90 per month for unlimited internet access).

TIM also launched the Xperia™ U and Xperia™ S devices, first smartphones of the new Sony brand. These devices came with different set of features, young and modern design at very competitive prices (Xperia™ U – 12 x R$75 and Xperia™ S – 12 x R$150 on credit card). Another big launch this quarter was the expected Samsung Galaxy S III also at competitive prices (12 x R$167 on credit card). TIM customers still rely on our innovative voice and data offerings to enhance the user experience through smartphones.

TIM also had some social campaigns in the second quarter, intensifying TIM's commitment with society. TIM sponsored the first phase of the Dream Football project in Brazil. The competition "*Talento Sem Fronteiras*" enables children and young people, aspiring to a career in football (soccer), to showcase their talents in the sport through videos, subsequently evaluated by the biggest names in the sport. The best will have the opportunity to participate in a draft of one of the biggest Brazilian teams sponsored by the company.

Financial Performance

Selected financial data – Revenues

DESCRIPTION	2Q12	2Q11	% YoY	1Q12	% QoQ
R$ thousands					
Gross Revenues	**6,780,536**	**6,151,078**	**10.2%**	**6,610,442**	**2.6%**
Telecommunications Services	**5,924,891**	**5,419,571**	**9.3%**	**5,937,199**	**-0.2%**
Mobile	**5,512,591**	**5,031,172**	**9.6%**	**5,521,145**	**-0.2%**
Usage and Monthly fee	2,705,363	2,473,967	9.4%	2,704,643	0.0%
Value added services - VAS	1,030,655	734,418	40.3%	999,543	3.1%
Long distance	766,462	820,239	-6.6%	802,578	-4.5%
Interconnection	948,318	944,232	0.4%	968,127	-2.0%
Others	61,793	58,316	6.0%	46,255	33.6%
Fixed	**412,300**	**388,399**	**6.2%**	**416,054**	**-0.9%**
Products	**855,644**	**731,507**	**17.0%**	**673,243**	**27.1%**
Discounts and deductions	**(2,233,204)**	**(1,899,320)**	**17.6%**	**(2,142,123)**	**4.3%**
Taxes and discounts on services	(1,940,717)	(1,675,573)	15.8%	(1,921,781)	1.0%
Taxes and discounts on handset sales	(292,487)	(223,746)	30.7%	(220,343)	32.7%
Net Revenues	**4,547,332**	**4,251,758**	**7.0%**	**4,468,319**	**1.8%**
Services	**3,984,174**	**3,743,998**	**6.4%**	**4,015,418**	**-0.8%**
Products	**563,158**	**507,760**	**10.9%**	**452,900**	**24.3%**

Operating Revenues

Gross revenues at +10.2% YoY

Total gross revenues reached R$6,781 million in the quarter, an increase of 10.2% YoY, backed by service gross revenues growth of 9.3% YoY and product gross revenues growth of 17.0% YoY.

The main gross revenues breakdown and highlights in 2Q12 are presented as follows:

Outgoing traffic volume kept the last quarter pace increasing 29.0% in 2Q12 when compared to the previous year. Revenue breakdown is as follows:

- **Usage and monthly fee gross revenues** reached R$2,705 million this quarter, a yearly growth of 9.4% backed by subscriber growth of 24.0% and increasing outgoing traffic.

Keeping LD leadership

- **Long distance gross revenues** reached R$766 million in the quarter, a drop of 6.6% when compared to 2Q11, as a result of the commoditization of the long distance service.

ITX fully impacted by MTR reduction

Interconnection gross revenues came in flat at 0.43% YoY to R$948 million, considering a full quarter of MTR tariff cuts impact initiated on March. Infinity Torpedo offer contributed to offset MTR impact, providing customers with unlimited SMS to any mobile operator and resulting an increase of outgoing SMS and revenues.

Data at a 40% growth

VAS gross revenues reached R$1,031 million, a steady and strong growth of 40.3% YoY. This growth is a result of strong adherence at Infinity and Liberty Web data plans, including the Infinity Web Modem which was launched last December, and also the positive contribution of Infinity Torpedo. In this quarter, **VAS gross revenues reached 18.7% of gross mobile services revenues** against 14.6% in 2Q11. **Daily unique users of Infinity Web have reached 3.6 million** at the end of the quarter coupled by the **Infinity Torpedo with 6.3 million in the same base.**

Smartphone already accounts for more than 35.2% of total base

Handset gross revenues totaled R$856 million, a 17.0% increase versus 2Q11. This increase was mainly driven by handsets mix enhancement, with **over 78.7% of total sales being smart/web-phones (vs. ~54% a year ago)** and the average price growth of 65%. It is worth highlighting that smartphone penetration has passed 35.2% in our customer base (vs. 15.4% in the same period last year).

Fixed business gross revenues, including Intelig, TIM Fixo and TIM Fiber, totaled R$412 million in 2Q12, 6.2% higher when compared to the same period of last year.

Total net revenues reached R$4,547 million in the quarter, an increase of 7% YoY. When adjusting for MTR cut, growth would have been 10% YoY.

ARPU (average revenue per user) reached R$18.3, a reduction of 15.3%, mainly due to the MTR cut, macroeconomic environment and the commoditization of long distance calls.

MOU (minutes of use) reached 127 minutes in 2Q12, stable when compare to 2Q11, despite the strong subscriber base growth of 24.0%.

- **Outgoing MOU** stood at 116 minutes in 2Q12, maintaining the growth pace and increasing 2.4% versus 2Q11. Total outgoing traffic increased by 29.0% versus 2Q11.

- **Incoming MOU** reached 11 minutes in 2Q12, a sharp drop of 17.6% when compared to the same period last year. On absolute basis, total incoming traffic increased by 3.8% YoY.

Operating Costs and Expenses

DESCRIPTION	2Q12	2Q11	% YoY	1Q12	% QoQ
R$ thousands					
Operating Expenses	**(3,332,928)**	**(3,106,497)**	**7.3%**	**(3,299,666)**	**1.0%**
Personnel expenses	(186,441)	(156,381)	19.2%	(175,997)	5.9%
Selling & marketing expenses	(920,101)	(946,894)	-2.8%	(1,015,274)	-9.4%
Network & interconnection	(1,311,753)	(1,140,126)	15.1%	(1,301,199)	0.8%
General & administrative	(126,452)	(134,326)	-5.9%	(132,180)	-4.3%
Cost Of Goods Sold	(631,464)	(587,588)	7.5%	(533,460)	18.4%
Bad Debt	(62,050)	(66,274)	-6.4%	(56,640)	9.6%
Other operational revenues (expenses)	(94,667)	(74,909)	26.4%	(84,917)	11.5%

Total Operating costs and expenses increased by 7.3% on a year over year comparison to R$3,333 million in the 2Q12. When adjusted for MTR cut, growth would be 9.6% YoY.

Costs and expenses breakdowns in 2Q12 are presented as follows:

New employees to drive TIM Fiber's growth

Personnel expenses reached R$186 million in 2Q12, a growth of 19.2% when compared to the same period of last year, in consequence of an increase in number of employees in 9.1% YoY to 10.9 thousand (mainly TIM Fiber and Intelig).

Selling & Marketing expenses amounted to R$920 million, 2.8% lower when compared to the same period of last year. This performance is a result of commissioning strategy, which encourages a more rational allocation of commission paid with less impact on the sales force performance.

Network and Interconnection cost reached R$1,312 million in the 2Q12, an increase of 15.1% when compared to the same period of last year. Even though we had a cost saving from the MTR reduction in this quarter, the increase in SMS sent as a result of our Infinity Torpedo offer has offset this impact. It is also important to highlight the increase in total outgoing voice traffic (+29.0% YoY), which contributed to higher costs in this line.

General and Administrative expenses (G&A) amounted to R$126.5 million in the 2Q12, a decrease of 5.9% when compared to same period of last year.

Smartphones sales increased 3x YoY

Cost of Goods Sold reached R$631.5 million in the quarter, an increase of 7.5% versus the same period of last year. This is a result of the strategy to empower data usage and increase penetration of the smart/web-phones. In this quarter ~79% of handsets sold were in that group (from 54% in 2Q11). Foreign exchange also impacted our result, with strong depreciation of the Brazilian Real against the US Dollar (+29.0% YoY).

Bad debt at 0.92%

Bad Debt expenses as % of gross revenues were 0.92% (vs. 1.08% in 2Q11) to R$62.1 million (-6.4% YoY). This decrease is a result of our strategy, which focus on service instead of handsets subsidy. This approach prevents bad debt to increase in the medium term, **even in a scenario with a higher debt level of Brazilian families**.

Other operational expenses reached R$94.7 million in 2Q12, or +26.4% vs. same period of last year, mainly due to the increase of FUST/FUNTTEL.

SAC/ARPU keeping a low level

Subscriber Acquisition Costs per gross adds (where SAC = subsidy + commissioning + total advertising expenses) reduced to R$25.5 in the 2Q12, a sharp drop of 26.3% YoY. The performance reflects the efficiency in the acquisition of prepaid and postpaid customers, contributing to a better P&L performance in a tougher competitive landscape. SAC/ARPU ratio stood at 1.4x (vs. 1.6x in the 2Q11).

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) reached R$1,214 million in 2Q12, representing an expansion of 6.0% over 2Q11. Adjusting for MTR cut, EBITDA growth would have been 10.2% YoY. EBITDA growth reduced pace versus previous quarter is mainly explained by the following factors: (i) a worse macroeconomic environment; (ii) full impact of MTR cut and; (iii) tougher short term competition.

The chart below shows the impact of MTR on EBITDA.

EBITDA - MTR Impact


+10.2%
+6.0%
1,262
48
1,145
1,214
2Q11
2Q12
Reported EBITDA
MTR Impact

Source: Company

As for 2012 year-to-date, EBITDA growth came at 9.2% to R$2,383mln. We are confirming the EBITDA guidance for 2012 of >10% year growth.

Stable EBITDA margin

EBITDA margin in 2Q12 stood at 26.7%, almost stable against 26.9% in 2Q11, even with an intensive competitive scenario. If we take out the product business (revenue and cost), **EBITDA margin on services** reaches 32.2%.

EBITDA Analysis


32.7%
31.1%
32.2%
26.9%
26.2%
26.7%
1,145
1,169
1,214
2Q11
1Q12
2Q12
EBITDA
EBITDA Margin
EBITDA Margin on Services*

*Without handset business

Source: Company

Depreciation and amortization accounted for R$664.2 million in 2Q12, an increase of 7.8% YoY, mainly due to increasing Capex.

EBIT

EBIT (earnings before interest and taxes) totaled R$550.2 million in 2Q12, an increase of 3.9% on a yearly comparison, and representing an expansion of R$20.8 million following an increase in Amortization of 9%. EBIT Margin reached 12.1%.

Net Financial Result

Net financial result totaled R$63.6 million, an increase of 44.6% if compared to the R$44.0 million in the same period of last year.

In 2Q12, financial expenses expanded 10.1% reaching R$78.5 million, mainly impacted by debt growth of 8.5% (to R$3.6 billion).

As for the financial revenues, it grew 47.3% reaching R$95.2 million explained by an increase in monetary adjustments.

Net FX variation came at -R$80.3 million, a yearly growth of 115.1% (vs. -R$37.3 million in 2Q11) justified by a non-cash negative effect of R$54 million due to a punctual increase (in the last day of June) of the "*cupom cambial*" used to calculate the mark-to-market position of our hedge operations.

Income and Social Contribution Taxes

Income and Social Contribution taxes were R$139.8 million in 2Q12 in line with the same period of 2011 (vs. R$135.4 million).

Net Profit

Consolidated Net Income reached R$346.8 million in 2Q12, in line with 2Q11 (R$350.0 million).

CAPEX

Investments totaled R$1,057 million in 2Q12, an increase of 45.9% vs. same period of last year, with most of it being (96%) allocated in infrastructure part.

Capex


23.2%
17.0%
1,057
724
96%
83%
4%
17%
2Q11
2Q12
Commercial
Infrastructure
% of net revenues

Source: Company

Net Financial Position and Free Cash Flow

Gross Debt amounted to R$ 3,578 million, an increase of 8.5% if compared to the R$3,298 million in 2Q11. The reasons for such increase were: (i) new loan in 3Q11, totaling US$220 million, (ii) loans from TIM Fiber, which accounted R$ 92 million, and (iii) new loan in 1Q12, totaling R$123 million.

Company's debt is concentrated in long-term contracts (70% of the total) composed by financing from BNDES (Brazilian Economic and Social Development Bank), EIB (European Investment Bank), Santander and BNP Paribas, as well as borrowings from other local and international financial institutions.

Approximately 37% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. Average cost of debt was 9.19% in the 2Q12 compared to 11.03% in the 2Q11.

Net Debt / EBITDA at 0.47x

Cash and Cash equivalents reached R$ 1,300 million, leading **net debt** position to R$ 2,278 million or 14.0% higher than 2Q11. Net debt/EBITDA trailing 12 months stood at a ratio of 0.47x in line with 2Q11's ratio of 0,45x.

Operating Free Cash Flow, in 2Q12, was positive in R$305 million, a reduction of 10.0% when compared to 2Q11. The result is mainly explained by a higher capex (+45.9%) and Fistel cost.

Ownership Breakdown


Telecom Italia
100%
Telecom Italia International N.V.
100%
TIM Brasil Serv. e Part. S.A.
Minorities
(1,611,969,946) 67%
33% (805,662,701)
TIM Participações S.A.
100%
100%
TIM Celular S.A.
Intelig
100%
100%
TIM Fiber RJ
TIM Fiber SP

Subsequent Events & Additional Notes

4G Auction

During days 12th and 13th of June, Anatel lead the auction for bands of radio frequencies in 2,500 MHz and 450 Mhz, both used to provide Personal Mobile Service. Bands of 2,500 Mhz will be destined for the use of the 4G technology, while bands of 450 Mhz will be dedicated to coverage services of voice and data in agricultural areas.

TIM acquired 7 lots, with an offer of R$382.2 million, resulting in an average premium of 7.28% over the minimum value. Our participation was guided by the discipline in the allocation of resources, in which we search to adjust the acquisition of bands of radio frequencies to the industrial reality, preparing ourselves for the growth of the mobile market of data that will be stimulated by the 4G technology.

The auction was a very important step to the mobile industry of the country. TIM celebrates the outcome result of a clear strategy between cost of frequency and network investment.

This year we keep the forecast to invest approximately R$3.0 billion, in addition to the resources used in the auction.

Anatel

On July 18th, 2012, Anatel issued an injunction determining the suspension of sales of chips and the activation of new users of TIM Celular in 18 states and in the Federal District, beginning on July 23th, 2012. Such punishment also affected others operators in the states in which TIM did not have a suspension. The injunction also determined that operators should submit an Action Plan for Improving the Provision of detailed SMP by the State, within 30 days of its publication. This Plan should include measures to ensure increased quality of service and telecommunications networks, in particular regarding the completion and dropped calls and customer service. New sales will be permitted only after the presented Plan is reviewed and approved by Anatel.

On July 20th, 2012, TIM Celular filed in the Federal Court of Brasilia, with injunctions of mandamus, requesting the revocation of the suspension of the sale of chips and service activation. This request was denied by the Federal Court on July 23th, 2012.

On July 24th, 2012, TIM Celular submitted its Improvement Plan to Anatel and waits for its approval and subsequent revocation of the suspension.

At the moment, it is not possible to accurately measure the impacts that this event can bring to the Company. TIM Celular has been making significant investments aimed at improving their services day and night and is making best efforts to comply with the determinations of the regulatory agency. TIM Celular expects Anatel to revoke its injunction soon.

About TIM Participações S.A.

TIM Participações S.A. is a holding company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A., Intelig Telecomunicações LTDA, TIM Fiber RJ S.A. and TIM Fiber SP Ltda.. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group company. TIM launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, thus becoming the first wireless operator to be present in all of Brazilians states.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Thanks to the GSM technology, TIM has a nationwide reach of approximately 94.4% of the urban population – the widest GSM coverage in Brazil, with presence in 3,312 cities. TIM also provides extensive data coverage services in the country, 100% of it using GPRS, ~91% using EDGE, besides having a sophisticated Third Generation (3G) network serving 68% of the country's urban population. The Company has international roaming agreements for TIM clients with more than 492 networks available in more than 208 countries across six continents.


TIM
Você, sem fronteiras.

» **Consolidated company with a nationwide footprint since 2002**

» **Network: excellent GSM coverage and proven quality**

» **Innovative offers: new concepts leveraging TIM community**

» **Brand: associated to innovation and quality attributes**

» **Sustainability: Maintained in ISE index for 2011/2012**

» **Is listed in Novo Mercado since August 2011**

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises "Plans and Promotions that Revolutionize". It launched two families of plans – 'Infinity' and 'Liberty'. The new portfolio is based on an innovative concept, with a great deal of incentive to use (billing by call, unlimited use) and constantly explores the concept of TIM community, with 68.9 million lines in Brazil.

In December 2009, the company concluded the merger of 100% of Intelig, which provides fixed, long distance and data transmission services in Brazil. This merger, supports the expansion of TIM´s infrastructure, a combination that allows to speed up the development of the 3G network, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telecom market.

In accordance with our commercial strategy of expansion of activities and strengthening of the Company's infrastructure, its wholly-owned subsidiary TIM Celular acquired TIM Fiber RJ and SP. Both Companies are providers of infrastructure and solutions to high performance communications, which serve the main municipalities of the metropolitan areas of the States of Rio de Janeiro and São Paulo, encompassing a potential market of approximately 8.5 million homes and more than 550 thousand companies in 21 cities, through an optical fiber network of 5.5 thousand kilometers.

TIM Participações is a publicly-held company, whose share are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). TIM is also included in a selective group of companies of the Corporate Sustainability Index (ISE) and the only telecom company in Novo Mercado segment of BM&FBOVESPA.

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

Attachment 1:	Balance Sheet
Attachment 2:	2Q12 Income Statements
Attachment 3:	2Q12 Cash Flow Statements
Attachment 4:	Operational Indicators

The Complete Financial Statements, including Explanatory Notes, are available at the Company's Investor Relations Website: www.tim.com.br/ir

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet

(R$ Thousands)

DESCRIPTION	2Q12	1Q12	% QoQ	2Q11	% YoY
ASSETS	**22,518,785**	**22,578,483**	**-0.3%**	**18,982,848**	**18.6%**
CURRENT ASSETS	**6,806,653**	**7,430,968**	**-8.4%**	**6,171,562**	**10.3%**
Cash and cash equivalents	1,299,787	1,773,727	-26.7%	1,297,176	0.2%
Short-term investments	232	426	-45.6%	2,492	-90.7%
Accounts receivable	3,559,645	3,412,684	4.3%	2,951,482	20.6%
Inventories	314,515	377,363	-16.7%	348,390	-9.7%
Indirect recoverable Taxes	626,190	654,668	-4.4%	600,037	4.4%
Direct recoverable Taxes	371,665	313,308	18.6%	452,940	-17.9%
Prepaid expenses	521,908	746,860	-30.1%	430,855	21.1%
Derivative contracts	25,966	66,846	-61.2%	5,581	365.3%
Other assets	86,747	85,086	2.0%	82,609	5.0%
NONCURRENT	**15,712,132**	**15,147,516**	**3.7%**	**12,811,286**	**22.6%**
Noncurrent assets	**3,012,073**	**2,867,600**	**5.0%**	**2,674,844**	**12.6%**
Long-term investments	24,038	20,780	15.7%	15,934	50.9%
Accounts receivable	83,532	83,096	0.5%	47,685	75.2%
Indirect recoverable Taxes	451,539	402,922	12.1%	252,937	78.5%
Direct recoverable Taxes	24,357	24,271	0.4%	86,919	-72.0%
Deferred income and social contribution taxes	1,374,131	1,456,345	-5.6%	1,626,565	-15.5%
Judicial deposits	774,907	731,118	6.0%	530,097	46.2%
Prepaid expenses	94,868	90,997	4.3%	89,162	6.4%
Derivative contracts	170,864	42,903	298.3%	7,752	2104.2%
Other assets	13,838	15,168	-8.8%	17,793	-22.2%
Permanent Assets	**12,700,059**	**12,279,916**	**3.4%**	**10,136,442**	**25.3%**
Property, plant and equipment	6,853,867	6,554,978	4.6%	5,643,414	21.4%
Intangibles	5,846,192	5,724,938	2.1%	4,493,028	30.1%
LIABILITIES	**22,518,785**	**22,578,483**	**-0.3%**	**18,982,848**	**18.6%**
CURRENT LIABILITIES	**5,272,745**	**5,535,243**	**-4.7%**	**4,497,918**	**17.2%**
Suppliers	2,968,642	2,692,296	10.3%	2,557,930	16.1%
Loans and financing	1,062,237	1,073,451	-1.0%	669,630	58.6%
Derivative contracts	38,666	88,791	-56.5%	1,652	2240.8%
Salaries and related charges	158,264	163,860	-3.4%	134,696	17.5%
Indirect taxes, charges and contributions	545,881	695,994	-21.6%	549,497	-0.7%
Direct taxes, charges and contributions	129,348	199,172	-35.1%	254,702	-49.2%
Dividends payable	35,996	326,311	-89.0%	25,502	41.1%
Authorizations payable	22,858	-	0.0%	86,710	-73.6%
Other liabilities	310,853	295,369	5.2%	217,598	42.9%
NONCURRENT LIABILITIES	**3,892,297**	**3,808,594**	**2.2%**	**3,620,683**	**7.5%**
Loans and financing	2,559,315	2,536,533	0.9%	2,430,145	5.3%
Derivative contracts	114,438	83,841	36.5%	209,561	-45.4%
Indirect taxes, charges and contributions	238,404	233,961	1.9%	125,530	89.9%
Direct taxes, charges and contributions	172,219	169,972	1.3%	147,804	16.5%
Deferred income and social contribution taxes	118,937	110,535	7.6%	80,154	48.4%
Provision for contingencies	240,586	242,050	-0.6%	232,634	3.4%
Pension plan	318	318	0.0%	9,040	-96.5%
Asset retirement obligations	278,068	267,081	4.1%	252,474	10.1%
Other liabilities	170,011	164,303	3.5%	133,340	27.5%
SHAREHOLDERS' EQUITY	**13,353,743**	**13,234,646**	**0.9%**	**10,864,246**	**22.9%**
Capital	9,839,770	9,839,770	0.0%	8,164,665	20.5%
Capital reserves	387,428	385,958	0.4%	380,560	1.8%
Special reserves	-	-	0.0%	-	0.0%
Income reserves	2,506,688	2,735,848	-8.4%	1,755,585	42.8%
Accumulated losses	-	-	0.0%	-	0.0%
Treasury Stocks	(3,369)	(3,369)	0.0%	-	0.0%
Net Income for the period	623,226	276,439	125.4%	563,437	10.6%

Attachment 2

TIM PARTICIPAÇÕES S.A.

2Q12 Income Statements

(R$ Thousands)

DESCRIPTION	2Q12	2Q11	% YoY	1Q12	% QoQ
R$ thousands					
Gross Revenues	**6,780,536**	**6,151,078**	**10.2%**	**6,610,442**	**2.6%**
Telecommunications Services	**5,924,891**	**5,419,571**	**9.3%**	**5,937,199**	**-0.2%**
Mobile	**5,512,591**	**5,031,172**	**9.6%**	**5,521,145**	**-0.2%**
Usage and Monthly fee	2,705,363	2,473,967	9.4%	2,704,643	0.0%
Value added services - VAS	1,030,655	734,418	40.3%	999,543	3.1%
Long distance	766,462	820,239	-6.6%	802,578	-4.5%
Interconnection	948,318	944,232	0.4%	968,127	-2.0%
Others	61,793	58,316	6.0%	46,255	33.6%
Fixed	**412,300**	**388,399**	**6.2%**	**416,054**	**-0.9%**
Products	**855,644**	**731,507**	**17.0%**	**673,243**	**27.1%**
Discounts and deductions	**(2,233,204)**	**(1,899,320)**	**17.6%**	**(2,142,123)**	**4.3%**
Taxes and discounts on services	(1,940,717)	(1,675,573)	15.8%	(1,921,781)	1.0%
Taxes and discounts on handset sales	(292,487)	(223,746)	30.7%	(220,343)	32.7%
Net Revenues	**4,547,332**	**4,251,758**	**7.0%**	**4,468,319**	**1.8%**
Services	**3,984,174**	**3,743,998**	**6.4%**	**4,015,418**	**-0.8%**
Products	**563,158**	**507,760**	**10.9%**	**452,900**	**24.3%**
Operating Expenses	**(3,332,928)**	**(3,106,497)**	**7.3%**	**(3,299,666)**	**1.0%**
Personnel expenses	(186,441)	(156,381)	19.2%	(175,997)	5.9%
Selling & marketing expenses	(920,101)	(946,894)	-2.8%	(1,015,274)	-9.4%
Network & interconnection	(1,311,753)	(1,140,126)	15.1%	(1,301,199)	0.8%
General & administrative	(126,452)	(134,326)	-5.9%	(132,180)	-4.3%
Cost Of Goods Sold	(631,464)	(587,588)	7.5%	(533,460)	18.4%
Bad Debt	(62,050)	(66,274)	-6.4%	(56,640)	9.6%
Other operational revenues (expenses)	(94,667)	(74,909)	26.4%	(84,917)	11.5%
EBITDA	**1,214,403**	**1,145,262**	**6.0%**	**1,168,652**	**3.9%**
EBITDA Margin	26.7%	26.9%	-23 bps	26.2%	55 bps
Depreciation & amortization	**(664,233)**	**(615,889)**	**7.8%**	**(656,629)**	**1.2%**
Depreciation	(366,887)	(343,141)	6.9%	(360,766)	1.7%
Amortization	(297,346)	(272,748)	9.0%	(295,863)	0.5%
EBIT	**550,171**	**529,373**	**3.9%**	**512,024**	**7.5%**
EBIT Margin	12.1%	12.5%	-35 bps	34.1%	-2201 bps
Net Financial Results	**(63,588)**	**(43,974)**	**44.6%**	**(42,178)**	**50.8%**
Financial expenses	(78,452)	(71,247)	10.1%	(106,291)	-26.2%
Financial income	95,179	64,608	47.3%	79,310	20.0%
Net exchange variation	(80,315)	(37,336)	115.1%	(15,198)	428.5%
Income before taxes	**486,583**	**485,398**	**0.2%**	**469,845**	**3.6%**
Income tax and social contribution	(139,796)	(135,417)	3.2%	(193,407)	-27.7%
Net Income	**346,787**	**349,981**	**-0.9%**	**276,439**	**25.4%**

Attachment 3
TIM PARTICIPAÇÕES S.A.
Cash Flow Statements
(R$ Thousands)

DESCRIPTION	2Q12	2Q11	% YoY	1Q12	% QoQ
EBIT	**550,171**	**529,373**	**3.9%**	**512,024**	**7.5%**
Depreciation and amortization	664,233	615,889	7.8%	656,629	1.2%
Capital expenditures	(1,056,893)	(724,278)	45.9%	(542,669)	94.8%
Changes in net operating working capital	147,364	(82,400)	-278.8%	(1,902,739)	-107.7%
Free Operating Cash Flow	**304,875**	**338,584**	**-10.0%**	**(1,276,755)**	**-123.9%**
Income and social contribution taxes	(65,065)	(112,482)	-42.2%	(128,037)	-49.2%
Dividends and payables	(519,475)	(486,174)	6.8%	(37)	1403886%
Net financial revenue	(63,588)	(43,974)	44.6%	(42,178)	50.8%
Judicial deposits	(43,789)	(36,844)	18.8%	(123,491)	-64.5%
LT taxes, interestes and contributions	6,690	8,389	-20.3%	93,533	-92.8%
Other changes	1,260	5,966	-78.9%	17,564	-92.8%
Net Cash Flow	**(379,092)**	**(326,535)**	**16.1%**	**(1,457,931)**	**-74.0%**

Attachment 4
TIM PARTICIPAÇÕES S.A.
Operational Indicators

DESCRIPTION	2Q12	2Q11	% YoY	1Q12	% QoQ
Brazilian Wireless Subscriber Base (million)	**256,131**	**217,346**	**17.8%**	**250,826**	**2.1%**
Estimated Total Penetration	130.4%	111.6%	18.8 bps	128.0%	2.4 bps
Municipalities Served - TIM GSM	3,312	3,233	2.4%	3,305	0.2%
Market Share	26.9%	25.5%	1.3 bps	26.8%	0.1 bps
Total Lines ('000)	**68,874**	**55,525**	**24.0%**	**67,217**	**2.5%**
Prepaid	58,873	47,506	23.9%	57,564	2.3%
Postpaid	10,001	8,019	24.7%	9,653	3.6%
Gross Additions ('000)	9,814	9,257	6.0%	9,880	-0.7%
Net Additions ('000)	1,656	2,676	-38.1%	3,134	-47.2%
Churn	8,158	6,581	24.0%	6,746	20.9%
ARPU (R$)	**18.3**	**21.6**	**-15.3%**	**19.1**	**-4.5%**
MOU	**127**	**127**	**0.2%**	**126**	**0.7%**
SAC (R$)	26	35	-26.3%	32	-20.3%
Handsets sold ('000)	2,511	3,507	-28.4%	2,284	9.9%
Investment (R$ million)	**1,057**	**719**	**47.0%**	**543**	**94.8%**
Employees*	10,948	10,034	9.1%	10,761	1.7%

* Includes TIM Fiber's employees in 2Q12 and 1Q12.